William R. Samuels serves as the manager (the "Manager") of Jumpstart NYC LLC (the "Stockholder", and collectively with the Manager, the "Reporting Persons") and may be deemed to have voting and dispositive control of the Shares held by the Stockholder. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein.

Based on 15,733,342 shares outstanding as of April 4, 2025, the Reporting Persons beneficially owned 1,500,000 Shares, consisting of (i) 1,000,000 Shares, (ii) 340,000 Shares underlying Series B Convertible Preferred Stock of the issuer ("Preferred Shares"), and (iii) 160,000 Shares underlying Preferred Shares issuable upon exercise of Warrants to Purchase Preferred Shares ("Preferred Warrants").

As of May 5, 2025, following the sale of 1,000,000 Shares and the exercise of Preferred Warrants, the Reporting Persons beneficially owns 500,000 Shares, consisting of 500,000 Shares underlying the Preferred Shares.

However, the Preferred Shares are subject to a beneficial ownership limitation that prohibits conversion of Preferred Shares into Shares to the extent that such conversion would cause the Stockholder, together with any affiliates' ownership, to exceed 4.99% of the then outstanding Shares of the Issuer. Accordingly, the Stockholder currently holds 3.1% of the class of Shares and cannot exceed 4.99% going forward.